ZEN RAKU ENTERPRISES, INC.
                              77 Lipan Street
                           Denver, Colorado  80223


                              February 11, 2011



VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Jay Ingram

     Re: Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-171406)

Dear Mr. Ingram:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Zen Raku Enterprises, Inc. (the "Registrant") hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (SEC File No. 333-171406), filed with the Securities and Exchange Commission (the "Commission") on December 23, 2010, together with all exhibits thereto (the "Registration Statement").

     The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

     Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (303) 825-4570 or Jon D. Sawyer, Esq. of Jin, Schauer & Saad LLC, counsel to the Registrant, at (720) 889-2211.

                                    Very truly yours,

                                    ZEN RAKU ENTERPRISES, INC.


                                    By:/s/ Zen  Z. Pool, III
                                       Zen Z. Pool, III, President